Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

May 10, 2022

Re:	Ally Robotics, Inc.
Amended Offering Statement on Form 1-A
Filed May 10, 2022
File No. 024-11864

Dear Ms. Woo:

It has come to my attention that a request for qualification dated May 10, 2022 was filed in error. As such, I hereby request withdrawal of the qualification request dated May 10, 2022.

Sincerely,

/s/ Kevin Morris
Kevin Morris
Chief Financial Officer
Ally Robotics, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP